November 15, 2012

VIA EDGAR

W. John Cash

Branch Chief

Division of Corporate Finance

100 F Street NE

United States Securities and Exchange Commission

Washington, DC 20549

Re: Carpenter Technology Corp.

Form 10-K for the Fiscal Year Ended June 30, 2012

Filed August 22, 2012

Definitive Proxy on Schedule 14A

Filed on September 14, 2012

File No. 1-05828

Dear Mr. Cash:

We are writing to respond to the comment letter dated November 6, 2012 (the “Letter”) from the staff of the Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Staff”) regarding our filings referenced above.

We appreciate the purpose of the review process and seek in our response to meet the objectives of complying with all applicable disclosure requirements and enhancing the overall disclosures in our filings. If a particular comment from the Staff in the Letter requests revised disclosures, we include in our response to such comment the nature and proposed timing of such revised disclosures. To assist in your review, we have typed the text of the Staff’s comments in advance of each of our responses below. As requested in the Letter, we have attached as Exhibit A an acknowledgement of the Company, executed by K. Douglas Ralph, our Chief Financial Officer.

Definitive Proxy Statement on Schedule 14A

Proxy Card

1.	In future filings, please revise your proxy card to describe the advisory vote in a manner consistent with Exchange Act Rule 14a-21 that clearly informs shareholders that they are providing an advisory vote to approve executive compensation. Refer to Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations, available on our website.

Response:	In future filings the Company will describe the advisory vote on the compensation of its named executive officers in a manner that is consistent with Exchange Act Rule 14a-21, as illustrated by Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations.

Form 8-K filed October 13, 2011

2.	It does not appear that you amended your Form 8-K filed with the Commission on October 13, 2011 to report your decision regarding the frequency of say-on-pay votes, or included such disclosure in subsequent periodic reports filed after the annual meeting which took place on October 10, 2011. The amended Form 8-K is generally required to be filed within 150 days after the shareholder meeting. In this respect, we note that failure to file a timely report required by Item 5.07 of Form 8-K will render a company S-3 ineligible. Refer to SEC Release No. 33-9178 (January 25, 2011). Please advise.

Response:	We respectfully request that the Staff permit the Company to remain eligible to use the Registration Statement on Form S-3 to register the sale and resale of shares of its securities, and that the Staff permit an outstanding Form S-3 registration statement (File No. 333-182121) to remain available for resales of registered securities, in each case notwithstanding the fact that the Company was late in filing the Form 8-K/A required by Item 5.07 of Form 8-K (the “Late Filing”). Except for the Late Filing, the Company has otherwise timely filed all reports required to be filed under the Securities Exchange Act of 1934 (the “Exchange Act”) during the twelve calendar months and the portion of the month preceding March 8, 2012, the date that was 150 days after the meeting of the Company’s stockholders held on October 10, 2011 (the “2011 Annual Meeting”), and subsequent thereto.

At the 2011Annual Meeting, the stockholders of the Company voted on a non-binding, advisory vote on the frequency of future advisory votes to approve the compensation of the named executive officers of the Company. The board of directors of the Company recommended that stockholders vote to hold future advisory votes to approve the compensation of the Company’s named executive officers on an annual basis. The Company timely filed a Current Report on Form 8-K with the Staff on October 13, 2011 (the “October 13 Form 8-K”) to disclose the final voting results from the Annual Meeting. As disclosed in the October 13 Form 8-K, the Company’s stockholders expressed a preference that advisory votes to approve the compensation of the Company’s named executive officers occur on an annual basis. By virtue of the consistency between the board’s recommendation and the outcome of the stockholder vote, the Company respectfully submits that stockholders would reasonably be able to know that the Company would be presenting “say-on-pay” votes on an annual basis. Nevertheless, as a technical matter, Item 5.07(d) of Form 8-K required that an amendment to the October 13 Form 8-K disclosing the Company’s final decision with respect to the “say-on-when” proposal be filed with the SEC on or before March 8, 2012, or 150 calendar days after the date of the Annual Meeting, and such amendment was not timely filed. The Company learned of the deficiency in filing the Form 8-K/A on November 6, 2012 upon receipt of the Letter, and it filed an amendment to the October 13 Form 8-K promptly thereafter, on November 13, 2012.

The delay in filing the Company’s Form 8-K/A was inadvertent and we believe that several factors weigh in favor of a waiver of the timeliness requirements of Form S-3 with respect to the Late Filing. First, the board of directors recommended that the stockholders vote to hold “say-on-pay” votes annually in the proxy statement for the 2011 Annual Meeting, the stockholders voted consistent with the board’s recommendation to hold “say-on-pay” votes annually at the 2011 Annual Meeting, and the board adopted the stockholders’ advisory vote to hold “say-on-pay” votes annually, as disclosed in the Company’s Definitive Proxy Statement on Schedule 14A filed on September 14, 2012 in connection with the Company’s 2012 annual meeting of stockholders held on October 8, 2012 (the “2012 Annual Meeting”). Second, the Company implemented the stockholders’ preference and asked its stockholders to vote, on an advisory basis, on the compensation of the named executive officers of the Company at the 2012 Annual Meeting. Third, the Company filed the Form 8-K/A as promptly as possible upon learning of the deficiency. Fourth, the failure to file the

Form 8-K/A was an unintentional omission which related to new final rules adopted by the SEC in January 2011. Fifth, since the 2011 Annual Meeting and the filing of the October 13 Form 8-K the Company has not received any stockholder proposals related to “say-on-pay” relating to the frequency of the advisory vote or otherwise.

The Company filed an automatic shelf registration statement on Form S-3 with the Commission on June 14, 2012 to register the resale of shares of common stock by certain of the Company’s stockholders that had previously acquired the shares from the Company in a private offering.

While the Company believes the deficiency is an isolated event, the Company has undertaken a review of its disclosure controls and procedures to ensure they are adequate to prevent future late filings. The Company is, and always has been, committed to making all of its SEC filings on a timely basis.

In light of the foregoing, we believe this is an appropriate situation in which the Staff could waive compliance with the timeliness requirements of Form S-3 with respect to the Late Filing and allow the Company to have remained eligible to use a Registration Statement on Form S-3 to register the sale and resale of shares of its securities notwithstanding the Late Filing.

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We appreciate any assistance and all cooperation, and look forward to hearing from you. Should you have any questions regarding any of our responses, please do not hesitate to call or email the undersigned (610-208-4271; dralph@cartech.com), James D. Dee, our general counsel (610-208-3423; jdee@cartech.com), or our outside counsel, Robert Friedel, of Pepper Hamilton LLP (215-981-4773; friedelr@pepperlaw.com).

Regards,

/s/ K. Douglas Ralph K. Douglas Ralph Chief Financial Officer

Exhibit A

November 15, 2012

VIA EDGAR

W. John Cash

Branch Chief

Division of Corporate Finance

100 F Street NE

United States Securities and Exchange Commission

Washington, DC 20549

Re: Carpenter Technology Corp.

Form 10-K for the Fiscal Year Ended June 30, 2012

Filed August 22, 2012

Definitive Proxy on Schedule 14A

Filed on September 14, 2012

File No. 1-05828

Dear Mr. Cash:

My name is K. Douglas Ralph and I am Chief Financial Officer of Carpenter Technology Corp., a Delaware corporation (the “Company”), and in such capacity an authorized representative of the Company.

As requested on page 2 of comment letter dated November 6, 2012 (“Letter”) from the staff of the Securities and Exchange Commission’s (“Commission”) Division of Corporation Finance (“Staff”) regarding our filings referenced above, on behalf of the Company, I hereby acknowledge to the Staff that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments and changes to our disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate any assistance and all cooperation, and look forward to hearing from you. Should you have any questions regarding any of our responses, please do not hesitate to call or email the undersigned (610-208-4271; dralph@cartech.com), James D. Dee, our general counsel (610-208-3423; jdee@cartech.com), or our outside counsel, Robert Friedel, of Pepper Hamilton LLP (215-981-4773; friedelr@pepperlaw.com).

Regards,

/s/ K. Douglas Ralph K. Douglas Ralph Chief Financial Officer